Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated January 21, 2011

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The articles attached as Exhibit A and Exhibit B, both appeared in the San Francisco Business Times on January 14, 2011.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the articles attached as Exhibit A and Exhibit B that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Clarifications and Corrections

                Lending Club does not originate loans with "sub-prime" borrowers and has a minimum credit score requirement of 660.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Lending Club moving headquarters to San Francisco

San Francisco Business Times - by Mark Calvey

Friday, January 14, 2011

Lending Club is moving its headquarters to downtown San Francisco from Redwood City this spring.

Co-founder and CEO Renaud Laplanche said the company is still negotiating its lease so he declined to provide details on the amount of space being taken or what building will house the peer-to-peer lending marketplace, which employs 50 people.

The move from the Plug and Play Tech Center incubator underscores the growing popularity of San Francisco1s financial district for startups tied to financial services. BillFloat, Square and Lending Club1s main rival Prosper are among the startups choosing to call San Francisco home.

Lending Club, founded in 2006, has become more focused on marketing financial services after building the technology platform, and more of that talent finds San Francisco a better location to work.

The company last year hired Carrie Dolan, former treasurer at Charles Schwab as its chief financial officer and brought on board Scott Sanborn as chief marketing officer. He previously held several senior marketing positions at the Home Shopping Network.

Lending Club is thriving, with loan volume rising between 5 percent and 10 percent every month of 2010, Laplanche said. The company facilitated $13.4 million in loans in December.

Laplanche credits Lending Club's success to the early decision to focus on creditworthy borrowers.

"We decided to be conservative and focus on strong borrowers since we were creating a new asset class that would already face investor skepticism", Laplanche said. The company set borrowers' interest rates since opening its doors.

Prosper, which introduced its service in early 2006, last month dropped its auction process for determining borrowers' interest rates and eliminated loan requests from so-called "high risk" borrowers that were defaulting at rates north of 15 percent. Prosper, which employs about 40 people, has tightened its risk management controls by bringing on board key people from credit card giant Capital One. Last month's moves initially cut loan requests from several hundred to a few dozen. This week Prosper had 26 loan requests.

Lending Club has seen increased competition for creditworthy borrowers as the financial crisis sent many of the nation's largest banks fleeing the subprime market and raising their lending criteria. J.P. Morgan Chase CEO Jamie Dimon, for instance, said shortly after buying failed Washington Mutual in 2008 that his bank was steering clear of the subprime market.

Lending Club, which strives to generate investor returns of 8 percent to 9 percent, saw a pickup in lending activity when it introduced the ability for investors to lend money through individual retirement accounts. The company1s default rate is about 3 percent.

Both Prosper and Lending Club rely on some of the same vendors, including FolioFN to make a secondary market in lenders' notes and Wells Fargo for a variety of services.

"Wells Fargo is tech savvy," Laplanche said. "Wells offers us good service, a range of products and their people understand innovation."

Exhibit B

Lending Club passes $200 million in loans

San Francisco Business Times - by Mark Calvey

Date: Friday, January 14, 2011

Lending Club said that it crossed the $200 million mark in total loan originations since it began facilitating loans in 2007.

It took the company almost three years to reach its first $100 million in loan originations but only nine months to reach the next $100 million. More than 21,000 loans have been made through the lending platform.

This spring, Redwood City-based Lending Club is moving its headquarters to San Francisco, which is home to its largest rival Prosper. The peer-to-peer lending services connect borrowers with individuals willing to invest in their loans, saving money for both parties by cutting out traditional banks.

More than 63 percent of Lending Club's personal loans have been obtained by consumers refinancing higher-rate debt, usually sitting on credit cards. Rates on unsecured loans through Lending Club start at 6.78 percent for the most creditworthy borrowers,

For investors, Lending Club notes have delivered a net annualized return of 9.68 percent since 2007.

"We had a huge year in 2010, setting new loan origination records quarter after quarter," said Lending Club CEO Renaud Laplanche. "The financial turmoil of the past few years has driven Americans to seek new alternatives for their borrowing and investing needs."